SS 2/14/06
AB 2/27/06

06002107

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 0 8 2006
WASH. D.C.
192

SECURITIE... ION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65665

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHASTA PARTNERS LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Prospect Place, 230 Third Avenue
(No. and Street)

Waltham (CITY) MA (state) 02451 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Burkus, Director (781)890-6212
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

KK 3/9/06

OATH OR AFFIRMATION

I, Gregory J Burkus swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shasta Partners LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL VALENTIN CARRIZALES
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 9, 2012

State of Massachusetts
County of Middlesex
Expiration: 11/09/2012

02/7/06

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Board of Directors and Shareholder
Shasta Partners, LLC
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing my audit of the financial statements of Shasta Partners, LLC (the "Company") for the year ended December 31, 2005, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the, Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United

States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation, to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31,2005.

This report is intended solely for the information and use of management the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

January 30, 2006

Gary Hall CPA, P.C.

SHASTA PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31,2005

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Board of Directors and Shareholder
Shasta Partners, LLC,
Prospect Place, 230 Third Avenue
Waltham, Massachusetts 02451

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Shasta Partners, LLC (the "Company") as of December 31, 2005 and the related statements of operations, member's equity, and cash flows for the year then ended that you are filling pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shasta Partners, LLC as of December 31, 2005 and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 30, 2006

Harvey Karll CPA, P.C.

Shasta Partners, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 55,714
Accounts Receivable	16,017
Prepaid NASD Fees	555
Rent Security Deposit	1,851
	$74,137
	=======

Liabilities and Stockholders' Equity

Liabilities:	
Credit Cards Payable	$ 1,784
Members Equity:	
Members Capital	$ 72,353
	$ 74,137
	========

(See Accountant's Report & Accompanying Notes)

Shasta Partners, LLC
Statement of Operations
Twelve Months Ended December 31, 2005

Income	
Financial Advisory Fees	$ 144,602
Expenses	
Accounting & Auditing	7,696
Automobile	5,938
Business Meals	7,029
Communications	9,120
Dues & Subscriptions	1,395
Insurance	2,450
Legal	1,051
Leased Office Equipment	1,752
Office	1,008
Outside Consultants	38,900
Postage & Delivery	1,395
Printing & Reproduction	531
Regulatory Fees	383
Rent	11,877
Taxes Other	664
Travel	2,811
	94,000
Net Income (Loss)	$ 50,602

(See Accountant's Report & Accompanying Notes)

SHASTA PARTNERS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2005

Balance, December 31, 2004	$ 41,111
Net Income	50,602
Members Distributions	(19,360)
Balance, December 31, 2005	$ 72,353

(See Accountant's Report & Accompanying Notes)

Shasta Partners, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 50,602	
Adjustments		
Add:		
Rent Security Deposit	1,700	
Credit Cards Payable	1,784	
Less:		
Accounts Receivable	(8,017)	
Prepaid NASD Fees	(555)	
Accounts Payable	(15,612)	
Cash from Operations		29,902
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Member Distributions	(19,360)	
Financing Cash Flows		(19,360)
Cash Increase (Decrease)		10,542
Cash - Beginning of Year		
Cash-Checking	45,172	
Total Beginning of Year		45,172
Cash on Statement Date		$ 55,714

See Accountant's Report

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shasta Partners, LLC was formed on October 10, 2002 in the State of Delaware as a limited liability corporation. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2002 and began operations as a broker-dealer in March of 2003. The Company provides merger and acquisition, restructuring, valuation, and capital raising services to companies primarily in New England.

Revenue Recognition

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, management recognizes advisory fees in revenue for the period earned with separate revenue recognition once each transaction is finalized.

Receivables

Accounts receivable represent amounts due from customers as per the arrangements outlined in the related engagement contract. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash -Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2005, the Company had net capital, as defined, of $53,930 which exceeded the required net capital by $48,930. At December 31, 2005, the Company had a ratio of aggregate indebtedness to net capital of .03 to 1.

4.CONCENTRATIONS

The Company received 100% of its revenue from seven customers for the year ended December 31, 2005.

5.COMMITMENTS

Operating Lease

For most of the year, the Company leased office space in Waltham, Massachusetts. The lease expired on November 30, 2005. Effective December 1, 2005, the rents on a month to month basis as a tenant at will. Rent expense was approximately $11,877 for the year ended December 31, 2005.

SHASTA PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2005

Schedule I

	Audited Net Capital 2005
Capital:	
Capital contributions	$
Accumulated deficit	
Total capital	72,353
Nonallowable assets:	
Accounts receivable	16,017
Prepaid asset	2,406
Total nonallowable assets	18,423
Net capital	53,930
Minimum net capital required	5,000
Excess net capital	48,930
Aggregate indebtedness	1,784
Ratio of aggregate indebtedness to net capital	.03 to 1

No material differences existed between the audited net capital computation and the unaudited computation provided by the Company as of December 31, 2005.

(See Accountant's Report & Accompanying Notes)

SHASTA PARTNERS, LLC
Computation of Reserve Requirement Pursuant to Rule 15c3-3
Year Ended December 31, 2005

Schedule II

Shasta Partners, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k)(2)(ii).

(See Accountant's Report & Accompanying Notes)